NEWS RELEASE

BIOFUEL ENERGY REPORTS THIRD QUARTER 2011 RESULTS

RETURNS TO PROFITABILITY WITH $2.5 MILLION OF NET INCOME
ON IMPROVED ETHANOL MARGINS

DENVER, COLORADO – NOVEMBER 9, 2011 – BIOFUEL ENERGY CORP. (NASDAQ:BIOF), an ethanol production company, today announced that, for the quarter ended September 30, 2011, it generated   $2.5 million of net income, and $.02 of earnings per diluted share, on revenues of $162.5 million.  Compared to the prior year period, net income improved by $4.3 million, primarily due to improved yield and other operational efficiencies.

“Our business performed well in the third quarter, and our entire team contributed to the improvement in our results,” said Scott H. Pearce, the Company’s President and Chief Executive Officer.  “We were able to effectively manage the tight corn supply during the quarter, while benefiting from the increase in demand and improved commodity margins resulting from the summer driving season.  We also successfully executed on planned improvements during our fall shutdowns and are on track to have corn oil extraction on-stream at our facilities by the end of the year.”

Mr. Pearce continued, “Margins strengthened from the second quarter and continued to show strength in October.  With our seasonal downtime behind us, and industry supply and demand tighter than they’ve been for some time, we believe we are poised for a strong fourth quarter.”

For the quarter ended September 30, 2011, the Company’s operating income was $4.5 million, which resulted from $155.5 million in cost of goods sold, including $127.0 million for corn, and $2.5 million in general and administrative expenses.  During the third quarter of 2011 the Company also had $2.0 million in interest expense, which resulted in net income of $2.5 million. For the same period of 2010, our revenues were $114.7 million and our operating income was $1.0 million, which resulted from $110.1 million in cost of goods sold, including $78.2 million for corn, and $3.6 million in general and administrative expenses.  The Company also had $2.8 million of interest expense in the third quarter of 2010, which resulted in a net loss of $1.8 million.

At September 30, 2011, the Company had $179.9 million in term loans outstanding under its senior debt facility.  At September 30, 2011, the Company held $9.7 million of cash and cash equivalents and equity totaled $95.1 million, including $4.9 million of noncontrolling interest.

The Company plans to host a conference call on Thursday, November 10, 2011 beginning at 11:00 a.m. (EST) to discuss the results.  To participate, please dial (800) 944-8766.  The participant code for the call is 21760.  Approximately 90 minutes following the call, a phone playback will be available for 30 days by dialing (866) 281-6782.  The access code for the replay is 167271.

This release contains certain forward-looking statements within the meaning of the Federal securities laws.  Such statements are based on management’s current expectations, estimates and projections, which are subject to a wide range of uncertainties and business risks.  Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved.  Factors that could cause actual results to differ from those anticipated are discussed in our Exchange Act filings and our Annual Report on Form 10-K.

1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 •  www.bfenergy.com

BioFuel Energy currently has two 110 million gallons per year ethanol plants in the Midwestern corn belt.  The Company’s goal is to become a leading ethanol producer in the United States by acquiring, developing, owning and operating ethanol production facilities.

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Contact:	Kelly G. Maguire	For more information:
	Executive Vice President &	www.bfenergy.com
Chief Financial Officer
(303) 640-6500
kmaguire@bfenergy.com

1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 •  www.bfenergy.com

BioFuel Energy Corp.
(in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,

Summary Income Statement	2011	2010	2011	2010
Net sales	$162,547	$114,747	$489,083	$312,031
Cost of goods sold	155,498	110,140	487,950	318,336
Gross profit (loss)	7,049	4,607	1,133	(6,305)
General and administrative expenses:
Compensation expense	1,676	1,606	5,062	5,152
Other	846	1,976	2,693	4,642
Operating income (loss)	4,527	1,025	(6,622)	(16,099)
Interest expense	(1,978)	(2,783)	(8,195)	(8,061)
Net income (loss)	2,549	(1,758)	(14,817)	(24,160)
Less: Net (income) loss attributable to the noncontrolling interest	(355)	381	2,307	5,224
Net income (loss) attributable to BioFuel Energy Corp. common stockholders	$2,194	$(1,377)	$(12,510)	$(18,936)

Income (loss) per share attributable to BioFuel Energy Corp. common stockholders:
Basic	$0.02	$(0.05)	$(0.14)	$(0.75)
Diluted	$0.02	$(0.05)	$(0.14)	$(0.75)

Weighted average shares outstanding:
Basic	102,395	25,449	92,038	25,411
Diluted	123,031	25,449	92,038	25,411

Additional operational data
Ethanol sold (gallons, in thousands)	50,716	56,185	162,381	167,733
Dry distillers grain sold (tons, in thousands)	80.1	131.3	260.2	377.4
Wet distillers grain sold (tons, in thousands)	165.2	65.5	499.1	266.3
Average FOB price of ethanol sold (per gallon)	$2.72	$1.84	$2.54	$1.64
Average FOB price of dry distillers grain sold (per ton)	$182.94	$88.10	$178.55	$92.72
Average FOB price of wet distillers grain sold (per ton)	$60.40	$22.26	$62.24	$22.80
Average corn cost (per bushel)	$7.05	$3.83	$6.81	$3.66

	September 30,	December 31,
Summary Balance Sheet	2011	2010

Cash and cash equivalents	$9,664	$7,428
Accounts receivable	18,010	27,802
Inventories	22,569	23,689
Prepaid expenses	3,012	1,561
Other current assets	4,499	3,330
Property, plant and equipment, net	241,939	260,078
Debt issuance costs, net	3,026	4,979
Other non-current assets	2,798	2,844
Total assets	$305,517	$331,711

Total current liabilities	$31,642	$52,238
Long-term debt, net of current portion	170,089	215,479
Tax increment financing, net of current portion	5,062	5,245
Other non-current liabilities	3,644	4,327
Total liabilities	210,437	277,289

BioFuel Energy Corp. stockholders' equity	90,195	54,170
Noncontrolling interest	4,885	252
Total equity	95,080	54,422
Total liabilities and equity	$305,517	$331,711

Total Common Stock shares outstanding at November 7, 2011, net of
809,606 shares held in treasury.	104,292,060

1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 •  www.bfenergy.com